[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

April 25, 2014

VIA EDGAR CORRESPONDENCE

Stephanie Hui, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Integrity Funds
File Nos. 33-53698 and 811-07322

Dear Ms. Hui:

We received your oral comments via telephonic conference on April 17, 2014 regarding Post-Effective Amendment No. 74 to the Registration Statement for The Integrity Funds (the "Trust") filed on February 28, 2014 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the "1933 Act"), for the purpose of adding a new class of shares (i.e., Class C shares) to the Williston Basin/Mid-North America Stock Fund (the "WB/MNAS Fund"), a series of the Trust. This letter is intended to respond to your comments, and the applicable changed pages from the prospectus (the "Prospectus") and statement of additional information ("SAI") are included.

COMMENT 1

Please update the applicable class identifier for the WB/MNAS Fund on EDGAR to specify that it relates to the Class A shares.

RESPONSE TO COMMENT 1

The individual who handles EDGAR matters for the Trust has confirmed that the class identifier will be updated as requested.

Comments 2-5 relate to the Prospectus

COMMENT 2

If the portfolio turnover rate for the WB/MNAS Fund is expected to be more than 100%, please add a discussion of high portfolio turnover risk under "Principal Risks" in the applicable fund summary.

RESPONSE TO COMMENT 2

For the past four years, the Fund's portfolio turnover rate has been below 100% and the Fund's investment adviser, Viking Fund Management, LLC ("Viking Management"), has indicated that although it cannot predict with certainty, it does not currently expect portfolio turnover to exceed 100% in the foreseeable future. Therefore, no additional risk factor disclosure has been included.

COMMENT 3

In the section of the WB/MNAS Fund's fund summary entitled "Fund Performance," please consider whether the following sentence is needed:"No performance information is included for Class C shares, which were not offered prior to the date of the Fund's prospectus."

RESPONSE TO COMMENT 3

As discussed, the sentence has been moved so that it is above the average annual total returns table rather than above the bar chart. In subsequent years, while the bar chart will include information only for Class A shares, the average annual total returns table will include limited information for Class C shares.

COMMENT 4

In the text preceding the Example under the heading "Fees and Expenses of the Fund" in the funds' fund summaries, please refer, as applicable, to any contractual expense limitation agreement and the period for which it will be in effect.

RESPONSE TO COMMENT 4

As shown on the attached marked pages, for the applicable funds, the text above the Example now includes the following sentence: "The example also assumes that your investment has a 5% return each year, that the Fund's operating expenses remain the same, and that the contractual expense limitation agreement currently in place is not renewed beyond April 30, 2015."

COMMENT 5

If relevant for the Integrity Dividend Harvest Fund, please add a discussion of emerging markets risk under "Principal Risks" in the applicable fund summary.

RESPONSE TO COMMENT 5

Viking Management has confirmed that emerging markets risk is not a principal risk for the Integrity Dividend Harvest Fund. Therefore, no additional risk factor disclosure has been included.

Comments 6-10 relate to the SAI

COMMENT 6

In the second paragraph of the discussion under the heading "Investments and Risks -- When Issued, Delayed Delivery, and Forward Commitment Transactions," please revise the text to remove references to "marking to market" since segregation of liquid assets is currently required to be based on the notional amount. Also, as a related matter, please revise the paragraph to the extent it currently provides that a fund's aggregate commitments could exceed its segregated assets. Similarly, please revise the third paragraph to reflect that coverage must generally be based on the notional amount.

RESPONSE TO COMMENT 6

As shown in the marked pages (including the disclosure that has been added under the new heading "Asset Coverage Requirements"), the requested revisions have been made.

COMMENT 7

In the second paragraph of the discussion under the heading "Investments and Risks -- Futures Securities" please revise the text to reflect that in the case of futures contracts that are not contractually required to cash settle, a fund must set aside liquid assets equal to such contracts' full notional value, although with respect to futures contracts that are contractually required to cash settle, a fund may set aside liquid assets in an amount equal to the fund's daily mark-to-market net obligation rather than such contracts' full notional value.

RESPONSE TO COMMENT 7

As shown in the marked pages (including the disclosure that has been added under the new heading "Asset Coverage Requirements"), the requested revisions have been made.

COMMENT 8

In the second paragraph of the discussion under the heading "Investments and Risks -- Foreign Currency Options" please revise the text to reflect that if a call option is "covered" because a fund has an absolute and immediate right to acquire the currency, the strike price to be paid by the fund may not be higher than the strike price to be paid to the fund on the option sold by the fund. Similarly, please revise the text regarding the funds' ability to write put options, including deletion of the language pertaining to daily adjustment.

RESPONSE TO COMMENT 8

As shown in the marked pages (including the new disclosure under the heading "Asset Coverage Requirements"), the requested revisions have been made.

COMMENT 9

In the second to last paragraph of the discussion under the heading "Investments and Risks -- Options on Securities," in the first sentence, please delete the phrase "adjusted daily to the option's current market value" or otherwise reflect that the segregated cash or liquid assets must be at least equal in value to the strike price.

RESPONSE TO COMMENT 9

As shown in the marked pages (including the new disclosure under the heading "Asset Coverage Requirements"), the requested revisions have been made.

COMMENT 10

In the first paragraph of the discussion under the heading "Investments and Risks -- Stock Index Options" in the first sentence, please delete the phrase "adjusted daily to the option's current market value" or otherwise reflect that the segregated cash or liquid assets must be at least equal in value to the strike price.

RESPONSE TO COMMENT 10

As shown in the marked pages (including the new disclosure under the heading "Asset Coverage Requirements"), the requested revisions have been made.

TANDY ACKNOWLEDGEMENT

In connection with the Trust's registration statement, the Trust has advised us that it acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have additional comments or with to discuss any of the foregoing responses. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell
Suzanne M. Russell